UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2024

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On September 9, 2024, Alarum Technologies Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the quorum was not present, and the Meeting was adjourned to 5:00 p.m. Israel time. At the adjourned Meeting, the quorum was present.

The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 and Exhibit 99.2, respectively, to its Report on Form 6-K submitted on August 1, 2024, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.	Approved
2a.	To re-appoint Mr. Moshe Tal as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
2b.	To re-appoint Mr. Shachar Daniel as Class II director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
3.	To approve a grant of Restricted Share Units to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director.	Approved
4.	To approve an annual bonus for Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, for overachieving measurable targets in the year 2023.	Approved

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586 and 333-274585) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-267580 and 333-274604) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: September 9, 2024	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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